August 1, 2024

VIA E-mail

Richard Horowitz, Esq.
Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

        Re:      T. Rowe Price OHA Flexible Credit Income Fund
                 File No. 811-23980

Dear Messrs. Horowitz and Gaines:

        On July 2, 2024, you filed an initial registration statement on Form N-2 on behalf of the T. Rowe
Price OHA Flexible Credit Income Fund (the    Fund   ), under the Investment
Company Act of 1940 (the
   1940 Act   ). We have reviewed the registration statement and provided our comments below. Where a
comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                            PROSPECTUS

Page ii     Unlisted Closed-End Fund

    1. Please add bullet points to this section disclosing that:
           a. An investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
           b. Distributions may come from sources that may not be available in the future and that are
               unrelated to the Fund   s performance.
           c. If you pay the maximum aggregate [ ]% sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

Page 1     THE FUND

    2. The second paragraph in this section states that    Class A Shares,
Class D Shares and Class I
       Shares are offered by this prospectus.    Please confirm that the Fund
will receive an exemptive
       order to issue multiple classes of Shares prior to effectiveness. Otherwise, please revise this sentence to clarify that only one Share class is currently offered by this prospectus.
 Messrs. Horowitz and Gaines, Esq.
August 1, 2024

Page 3     Access to OHA   s Transaction Flow and Expertise

   3. The third paragraph on this page states that    OHA has been a credit
specialist for more than 30
      years.    However, the final paragraph on this page states that    OHA
has a long history of Credit
      investing starting in 2002,    which suggests that OHA only has been
investing in credit for
      approximately 22 years. Please reconcile this discrepancy.

   4. Footnote 2 on this page refers to OHA   s $63 billion in capital under
management as of September
      30, 2023. However, the other footnotes in the prospectus refer to OHA   s
$63 billion in capital
      under management as of December 31, 2023. Please confirm that this reference in Footnote 2 to
      September 30, 2023 is correct.

Page 4     PORTFOLIO COMPOSITION

   5. With respect to any loans that the Fund plans to originate, please describe:
         a. Any limits on loan origination by the Fund, including a description of any limits imposed
              by the Fund   s fundamental investment restrictions and related
interpretations, including
              with respect to making loans;
         b. The loan selection process, including maturity and duration of individual loans and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry; and
         c. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.

Page 5     Other Investment Strategies

   6. This section states that the Fund may invest in securities of other investment companies, including ETFs.
          a. If the acquired fund fees and expenses (   AFFE   ) of such
investments are expected to
              exceed 0.01% of the Fund   s average net assets, please include
AFFE as a separate line
              item in the fee table. See Instr. 10.a. to Item 3.1 of Form N-2.
          b. Please clarify whether these    other investment companies,
aside from ETFs, will be
              registered or private.

Page 6     LEVERAGE

   7. This section notes that the Fund may issue preferred stock. If the Fund plans to issue preferred stock within the next year, please clarify whether the costs associated with such offering are reflected in the fee table.

Page 8     MANAGEMENT AND INCENTIVE FEES

   8. The final sentence of the first paragraph on this page refers to the
impact of    expense support
      payments and recoupments.    Please clarify what is meant by    expense
support repayments,    as
      these are not discussed anywhere else in the registration statement.





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Page 17     SUMMARY OF FEES AND EXPENSES

   9. Please add disclosure in the introduction to the fee table clarifying upon what the fee table is based. For example, is it based on an estimated average or weighted average of anticipated Fund assets over the first fiscal year?

   10. Please supplementally confirm that the Early Withdrawal Charge on Shares Repurchased Within
       365 Days of Purchase (   Early Withdrawal Charge   ) will not exceed 2%
of the repurchase
       proceeds.

   11. With respect to the contingent deferred sales charge:
          a. Please supplementally explain how such charge differs from the Early Withdrawal
               Charge; and
          b. Please add disclosure in an appropriate location discussing such charge, including for how long it applies and whether it decreases over time.

   12. Please note that the Incentive Fee line item should show zero for the first year.

   13. Please remove the    Expense recoupment    line item, as the Fund does
not yet have any expenses
       to recoup.

   14. Please revise footnote 4 to clarify that    Other expenses    include
reasonably estimated costs for
       the current fiscal year.

Page 18     SUMMARY OF FEES AND EXPENSES

   15. With respect to footnote 6:
          a. Please disclose the percentage to which the Adviser will limit expenses.
          b. Please disclose in this footnote that the fees waived are subject to recoupment and discuss the conditions to recoupment.

Page 21     Investment Objective

   16. If the investment objective may be changed without a vote of the holders of a majority of voting securities, please include a brief statement to that effect. See Item 8.2.a to Form N-2.

Page 27     Screening

   17. The first paragraph of this sections ends with the statement    As part
of the Adviser   s intensive
       credit analysis, investment professionals also evaluate environmental, social and governance
       (   ESG   ) risks during the underwriting process. Please add disclosure clarifying what ESG risks
       mean, including identifying examples of ESG criteria considered, and if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Page 35     Covenant-Lite Loans

   18. To the extent that the Fund plans to invest in    covenant-lite
loans, please include disclosure to
       that effect in the discussion of the Fund   s investment strategy.



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Page 35     Convertible Securities

   19. Please supplementally explain whether the Fund intends to invest in contingent convertible bonds
       (   CoCos   ). If the Fund invests or expects to invest in CoCos, the
Fund should consider what, if
       any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and provide appropriate risk disclosure.

Page 56     Payment-in-kind (   PIK   ) Risk

   20. Disclose that the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.

Page 59     Repurchase Offers Risk

   21. In connection with this risk disclosure, please disclose the risk that the need to sell portfolio securities to fund repurchase offers may affect the market for the portfolio securities being sold, which may, in turn, diminish the value of an investment in the Fund. See Guide 10 to Form N-2.

   22. With respect to this risk, please also discuss:
          a. the effect that share repurchase offers and related financings might have on portfolio turnover; and
          b. the possible decrease in share value as a result of currency fluctuations between the date of tender and Repurchase Pricing Date. See Guide 10 to Form N-2.

Page 61     Potential Conflicts of Interest   Allocation of Investment
Opportunities.

   23. The disclosure in this section refers to    co-investment exemptive
relief.    Please disclose that the
       Fund has applied for such an exemptive order. If the Fund expects that the exemptive order will be issued before the Fund seeks acceleration, then, at the appropriate time, please revise the disclosure to reflect the issuance of such order.

Page 64     The Adviser

   24. Given that the Fund will invest in foreign securities as part of its principal investment strategy, please add disclosure that provides a basis for investors to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form
N-2.

Page 64     Investment Personnel

   25. Please add disclosure stating that the Statement of Additional Information provides additional
       information about the portfolio managers    compensation, other accounts
managed by the portfolio
       managers and the portfolio managers    ownership of securities in the
Fund. See Item 9.1.c to
       Form N-2.





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Page 64     Administrative Services

   26. Please disclose the compensation to be paid to the Administrator. See
Item 9.1.d to Form N-2.

Page 65     Custodians, Distribution Paying Agent, Transfer Agent and Registrar

   27. The final paragraph on this page refers to financial intermediaries serving as sub-transfer agents.
       Please disclose the identities of these sub-transfer agents. See Item 9.1.e to Form N-2.

Page 77     Related Clients

   28. The disclosure states that    Related Clients are expected to co-invest
with, or, at times, invest on a
       side-by-side basis with, the Fund, including through master, joint or commingled accounts or investment vehicles. Please confirm that such co-investments will be covered by the exemptive order that the Fund is seeking. Otherwise, please explain how such investments do not violate the prohibitions against affiliated transactions under Section 17 of the 1940 Act.

Page 78     Special Purpose Entities

   29. Please include, in an appropriate location in the prospectus, the following disclosure for any subsidiaries that are wholly-owned by the Fund or primarily controlled by the Fund and that primarily engage in investment activities in securities or other assets. Note that a subsidiary is
          primarily controlled    by a fund when (a) the registered fund
controls the unregistered entity
       within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the
registered fund   s control of the
       unregistered entity is greater than that of any other person.
           a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with such subsidiary.
           b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with such subsidiaries so that
               the Fund treats the subsidiary   s debt as its own for purposes
of Section 18.
           c. Disclose that any investment adviser to such subsidiary complies with provisions of the
               1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and such subsidiary, then, for purposes of
               complying with Section 15(c), the reviews of the Fund   s and
the subsidiary   s investment
               advisory agreements may be combined.
           d. Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.
           e. Disclose any of the subsidiary   s principal investment
strategies or principal risks that
               constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in such subsidiary should reflect aggregate operations of the fund and the subsidiary.
           f. Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Fund. If not, please explain why not.
           g. Confirm in correspondence that such subsidiary and its board of directors will agree to
               inspection by the staff of the subsidiary   s books and records,
which will be maintained in
               accordance with Section 31 of the 1940 Act and the rules thereunder.




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           h. Confirm that each such wholly-owned subsidiary   s management fee
(including any
              performance fee), if any, will be included in    Management Fees,
   and the wholly-owned
              subsidiary   s expenses will be included in    Other Expenses
in the Fund   s fee table.
           i. To the extent that the subsidiaries through which the Fund plans to invest will only be wholly-owned, please disclose that the Fund does not, or does not currently, intend to
              create or acquire primary control of an entity that primarily engages in investment
              activities in securities or other assets, other than entities wholly owned by the Fund.

Page 79     Advisory Fee and Performance Fee

   30. This section begins by stating that    The Management Fee and the
Incentive Fee that the Adviser
       will receive have not been established on the basis of an arm   s-length
negotiation between the
       Fund and the Adviser.    Please supplementally explain the meaning of
this statement.

Page 82     Investments in Which the Other OHA Clients Have a Different
Principal Interest

   31. The second paragraph of this section states that    with respect to the
Fund   s investments in certain
       issuers, the other OHA Clients, subject to applicable law, may invest in different classes of debt
       or equity interests issued by the same issuers . . . .    Please confirm
that such co-investing will be
       pursuant to an exemptive order. If not, please explain the basis for such investments and why this does not violate Section 17(d) of the 1940 Act.

Page 85     Notice to Shareholders

   32. If applicable, please disclose that the Shareholder Notification will include the existence and amount of any repurchase fee that may be charged. See Guide 2 to Form
N-2.

Page 86     Repurchase Amounts and Payment of Proceeds

   33. Please add disclosure discussing (i) whether Shareholders may withdraw or modify repurchase requests; (ii) whether there are any special procedures required when Shares are held in street name; and (iii) the anticipated timing of the initial repurchase offer. See Guide 10 to Form N-2.

Page 100     ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

   34. This section notes that the Trustees are elected for indefinite terms and do not stand for re-
       election. Please describe the positive and negative effects of such indefinite terms and whether the Board has determined that such a provision is in the best interest of Shareholders. See Guide
       3 to Form N-2.

   35. The section also states that    The Declaration of Trust does not
contain any other specific
       inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of
substantially all of the Fund   s asset, or
       liquidation.    However, the staff notes that Section 11.4 of the
Declaration of Trust states that the
       Trust may merge or consolidate with any other corporation, association, trust or other organization or may sell, lease or exchange Trust assets if approved by two-thirds of the Trustees and a majority of shareholders. For each of these provisions, please disclose:
           a. the rationale for adopting these provisions;
           b. the positive and negative effects of these provisions;



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           c. whether the voting requirements of these provisions are higher than those imposed by federal or state law; and
           d. whether the Board has considered the provisions and determined that they are in the best interest of Shareholders.
         See Guide 3 to Form N-2.

Page 101     Other Payments

   36. This section states that    The Adviser and/or its affiliates may make
payments to one or more
       investors that contribute capital to the Fund through the purchase of Class [ ] shares, including through the purchase of shares on behalf of such investors.
           a. Please clarify in disclosure what this means. For example, does this mean (i) that the
               Adviser may make payments to investors by purchasing their Class [ ] shares; (ii) that the
               Adviser may make payments to investors who purchased Class [ ] shares; or (iii)
               something else?
           b. Please clarify in disclosure what determines when the Adviser and/or affiliates may make such payments to a given investor that has contributed capital to the Fund by purchasing
               Class [ ] shares.

Page 106     Dividend Reinvestment Plan

   37. If applicable, please disclose that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. See Item 10.1.e. to Form N-2; see also Guide 5 to Form N-2.


                         STATEMENT OF ADDITIONAL INFORMATION

Page B-9     Involuntary Repurchases and Mandatory Redemptions

   38. The final bullet point on this page notes that the Fund has the right to repurchase or redeem
       Shares of a Shareholder when it would be in the best interests of the Fund to repurchase or redeem Shares. Please remove this language.

Page B-10     Fundamental Investment Restrictions

   39. Fundamental investment restriction (6) states that the Fund    [m]ay not
invest more than 25% of
       its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry . . . except that the Fund will invest more than 25% of its total assets in Credit
       (as defined in its stated investment strategy).
            a. Please revise this restriction to say    in any one industry or
group of industries . . .
                 (emphasis added). See Section 8(b)(1)(E) of the 1940 Act; see also Item 17.2.e of Form
                 N-2.
            b. Please supplementally explain how    Credit,    as defined in
the investment strategy, may
                 be considered an industry or a group of industries.

Page B-19     The Adviser

   40. The final paragraph of this section states that the Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days notice to the Fund. Please



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       add disclosure stating that the Investment Advisory Agreement may be terminated by the Board
       on not more than 60 days    written notice to the Adviser.

Page B-19     Other Accounts Managed by Portfolio Managers

   41. The first paragraph in this section states the information included in the tables is provided as of
       March 31, 2024. Please revise to include information as of the most recent practicable date. See
       Instr. 1 to Item 21.1 of Form N-2.

Page B-19     Compensation of Portfolio Managers

   42. The first paragraph of this section refers to a    Resource Sharing
Agreement.    Please define this
       term.

                                                  PART C

NUMBER OF HOLDERS OF SECURITIES

   43. If shares will be outstanding at the time of the offering, please include in the prospectus the table of outstanding securities required by Item 10.5 of Form N-2.


                    AMENDED AND RESTATED DECLARATION OF TRUST

Page 7     Collection and Payment

   44. The final sentence of this section states that    Except to the extent
required for a corporation
       formed under the Delaware General Corporation Law, the Shareholders shall have no power to vote as to whether or not a court action, legal proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the
       Shareholders.    Please confirm that this sentence is not a blanket
prohibition against derivative
       actions.




                                          *   *    *       *   *   *




         We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a post-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any post-effective amendments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.



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August 1, 2024

       Should you have any questions regarding this letter, please contact me at (202) 551-4716.

                                                       Sincerely,

                                                       /s/ Christopher R.
Bellacicco

                                                       Christopher R.
Bellacicco
                                                       Attorney-Adviser

cc:    Ryan Sutcliffe, Branch Chief
       Christian T. Sandoe, Assistant Director





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